February 13, 2026
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    Madeleine Joy Mateo
Christian Windsor

Re: Figure Technology Solutions, Inc.
Registration Statement on Form S-1, as amended
File No. 333-291591
Acceleration Request
Requested Date: February 17, 2026
Requested Time: 4:00 P.M. Eastern Time
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters and as sales agents, hereby join in the request of Figure Technology Solutions, Inc. (the “Company”) for acceleration of the effective time of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 4:00 P.M., Eastern Time, on February 17, 2026, or at such later time as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters and as sales agents, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters and as sales agents, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
CANTOR FITZGERALD & CO.

As representatives of the several underwriters and as sales agents

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director

MORGAN STANLEY & CO. LLC
By:	/s/ Austin Sims
Name:	Austin Sims
Title:	Vice President

CANTOR FITZGERALD & CO.
By:	/s/ Beau Bohm
Name:	Beau Bohm
Title:	Managing Director, Co-Head of ECM
[Signature Page to Underwriters’ Acceleration Request]